SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934

                           CyberGuard Corporation*
                              (Name of Issuer)

                       Common Stock, $0.01 par value
                       (Title of Class of Securities)

                                  231910100
                                (CUSIP Number)

                           Karen G. Fink, Esq.
              Vice President, General Counsel and Secretary
                    Concurrent Computer Corporation
                      2101 West Cypress Creek Road
                     Fort Lauderdale, Florida 33309
                             (954) 974-1700

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 Copy to:

                          Eric L. Cochran, Esq.
                  Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue
                        New York, New York 10022
                             (212) 735-3000

                             June 27, 1996
         (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ X ]


          CUSIP No. 231910100

          1.   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

          Concurrent Computer Corporation
          I.R.S. Identification No. 04-2735766
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)[  ]
          (b)[  ]
          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [  ]
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER
                                   683,178

          8.   SHARED VOTING POWER

          0
          9.   SOLE DISPOSITIVE POWER

                                   683,178

          10.  SHARED DISPOSITIVE POWER

          0

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT-
               ING PERSON

          683,178

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EX-
               CLUDES CERTAIN SHARES
          [  ]
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.2%

          14.  TYPE OF REPORTING PERSON

                                      CO




          * On June 26, 1996, the Issuer's shareholders approved an amendment to the Articles of Incorporation to change the Issuer's name from Harris Computer Sys-tems Corporation to CyberGuard Corporation.



          Item 1.   Security and Issuer.

                    This statement relates to the common stock, par value $0.01 per share (the "CyberGuard Common Stock"), of CyberGuard Corporation, a Florida corporation ("CyberGuard"). The principal executive offices of CyberGuard are located at 2101 West Cypress Creek Road, Fort Lauderdale, Florida, 33309.

          Item 2.   Identity and Background.

                    (a)-(c) and (f) This statement is being filed by Concurrent Computer Corporation, a Delaware Corpora-tion ("Concurrent"). The principal executive offices of Concurrent are located at 2101 West Cypress Creek Road, Fort Lauderdale, Florida, 33309.

                    The principal business of Concurrent is the design, manufacture, sale and support of real-time com-puter systems.

                    Information as to each of the executive offi-cers and directors of Concurrent is set forth on Annex A hereto. Each of such persons is a citizen of the United States.

                    (d) During the last five years, neither Concur-rent nor, to the best of Concurrent's knowledge, any of the individuals named in Annex A hereto, has been con-victed in a criminal proceeding (excluding traffic viola-tions or similar misdemeanors).

                    (e) During the last five years, neither Concur-rent nor, to the best of Concurrent's knowledge, any of the individuals named in Annex A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibit-ing or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consider-ation.

                    As more fully described in Item 4 below, pursu-ant to the Purchase and Sale Agreement (as defined be-low), on June 27, 1996, Concurrent acquired 683,178 newly issued shares (the "Acquired CyberGuard Shares") of CyberGuard Common Stock and the assets of the real-time computing business of CyberGuard. As consideration for the Acquired CyberGuard Shares and the assets of the real-time computing business of CyberGuard, Concurrent assumed certain liabilities (the "Assumed Liabilities) relating to the real-time computing business of CyberGuard and issued to CyberGuard (i) 10,000,000 shares of common stock, par value $0.01 (the "Concurrent Common Stock Consideration") and (ii) 1,000,000 shares of 9% Class B convertible preferred stock with an $8,200,000 liquidation preference, subject to adjustment (the "Con-current Preferred Stock Consideration").

          Item 4.   Purpose of Transaction.

                    Concurrent and CyberGuard entered into a Pur-chase and Sale Agreement (the "Purchase and Sale Agree-ment"), dated March 26, 1996, as amended and restated on May 23, 1996, attached hereto as Exhibit I, which provid-ed for the acquisition by Concurrent of (i) CyberGuard's real-time computing business and (ii) the Acquired CyberGuard Shares. In exchange for the acquisition of the assets of CyberGuard's real-time computing business and the Acquired CyberGuard Shares, Concurrent (i) issued to CyberGuard the Concurrent Common Stock Consideration and the Concurrent Preferred Stock Consideration and (ii) assumed the Assumed Liabilities. The sale to Concurrent of the assets of the CyberGuard real-time computing business and the Acquired CyberGuard Shares in exchange for the Concurrent Common Stock Consideration, the Pre-ferred Stock Consideration and the Assumed Liabilities and all other transactions contemplated thereby is re-ferred to as the "Transaction". On June 27, 1996, after obtaining the approval of their respective shareholders, Concurrent and CyberGuard closed (the "Closing") the Transaction.

                    Pursuant to the terms of the Purchase and Sale Agreement, CyberGuard filed a registration statement and prospectus on Form S-3 (the "CyberGuard Resale Prospec-tus") relating to the sale by Concurrent of up to one-half of the Acquired CyberGuard Shares. Accordingly, Concurrent intends to sell 341,589 Acquired CyberGuard Shares under the CyberGuard Resale Prospectus.

                    CyberGuard expects to effect an underwritten public offering (the "CyberGuard Public Offering) of CyberGuard Common Stock shortly after the filing of this
          Schedule 13D. Concurrent expects to sell a portion of the Acquired CyberGuard Shares in the CyberGuard Public Offering.

                    Pursuant to the Purchase and Sale Agreement, E. Courtney Siegel resigned from his position as Chairman of the CyberGuard Board of Directors (the "CyberGuard Board") immediately following the closing. At the Clos-ing, Concurrent and CyberGuard entered into a Share Holding Agreement (the "Share Holding Agreement"), which provides, among other things, that, so long as Concurrent beneficially owns at least 375,000 Acquired Cyberguard Shares, CyberGuard shall exercise all authority under applicable law to maintain a board of directors of no more than seven directors and to cause any slate of directors presented for election to the CyberGuard Board to include such nominees that, if elected, would result in the CyberGuard Board including one designee of Concur-rent; provided, however, that if Concurrent beneficially owns less than 375,000 shares of CyberGuard Common Stock on the date of the mailing of the proxy statement for the next annual meeting of CyberGuard shareholders, then Concurrent shall not be entitled to any representation on the CyberGuard Board. The initial Concurrent designee on the CyberGuard Board is Richard P. Rifenburgh.

                    Following the Closing, CyberGuard discontinued the manufacturing and selling of computer systems for the real-time market and is now focused solely on the busi-ness of developing, manufacturing and marketing computer systems for the trusted systems and network security market.

                    Except as set forth in this Item 4, neither
          Concurrent nor, to the best of Concurrent's knowledge, any of the individuals named in Annex A hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
          (j) of Item 4 of Schedule 13D.

          Item 5. Interest in Securities of the Issuer.

                    (a)-(b) As of the date of this filing, Concur-rent had sole voting and dispositive power with respect to the 683,178 Acquired CyberGuard Shares. This amount represents 10.2% of the shares outstanding immediately following the Closing. To Concurrent's knowledge, other than as set forth on Annex B hereto, none of the individ-uals named in Annex A hereto beneficially own any shares of Cyberguard Common Stock.

                    (c) Except as set forth in this Schedule 13D, including the Annexes attached hereto, neither Concurrent nor, to Concurrent's knowledge, any of the individuals named in Annex A hereto, has effected any transaction in CyberGuard Common Stock during the past 60 days.

                    (d)-(e) Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    In connection with the Transaction, CyberGuard and Concurrent entered into the Share Holding Agreement, which is described generally below. The description is qualified in its entirety by reference to the Share Holding Agreement, which is incorporated by reference and attached hereto as Exhibit II. All references to numbers of shares are subject to adjustment for stock splits or stock dividends and similar transactions.

                    Corporate Governance. The Share Holding Agree-ment provides that, so long as Concurrent beneficially owns at least 375,000 Acquired Cyberguard Shares, CyberGuard shall exercise all authority under applicable law to maintain a board of directors of no more than seven directors and to cause any slate of directors presented for election to the CyberGuard Board to include such nominees that, if elected, would result in the CyberGuard Board including one designee of Concurrent; provided, however, that if Concurrent beneficially owns less than 375,000 shares of CyberGuard Common Stock on the date of the mailing of the proxy statement for the next annual meeting of CyberGuard shareholders, then Concurrent shall not be entitled to any representation on the CyberGuard Board. The initial Concurrent designee on the CyberGuard Board is Richard P. Rifenburgh.

                    Voting of Shares. Until Concurrent beneficial-ly owns less than 341,589 shares of CyberGuard Common Stock, Concurrent must be present for all shareholder meetings for purposes of establishing a quorum and must vote all securities of CyberGuard owned by it and enti-tled to vote in favor of matters recommended by the CyberGuard Board for approval by shareholders.

                    Transfer Restrictions. Neither Concurrent nor any of its subsidiaries may, directly or indirectly, sell, transfer or otherwise dispose of any securities of CyberGuard except (i) pursuant to a sale to any other person of any such securities in an amount of less than 5% of the outstanding securities of any class of CyberGuard (including open market transactions that are not intended to assist the buyer in acquiring over 5% of the securities of CyberGuard or, if to certain institu-tional investors eligible to file a statement on Schedule 13G, greater than 5% but less than 10%); (ii) pursuant to a merger, consolidation or other business combination if the surviving or purchasing entity agrees to be bound by the terms of the Share Holding Agreement; (iii) certain intracompany transfers; (iv) pursuant to the pledge provisions described below; and (v) in order to, and only to the extent necessary to, comply with applicable law.

                    Concurrent may pledge the securities received by it in connection with the Transaction to secure borrowings or other indebtedness as extended from time to time if (i) the pledgee agrees in writing not to sell, transfer or otherwise dispose of the securities pledged to it other than pursuant to an effective registration statement on Form S-3 or an applicable exemption from registration under the Securities Act; (ii) the pledgee agrees in writing to be bound by the terms of the Share Holding Agreement; and (iii) all certificates represent-ing securities pledged to such pledgee bear an appropri-ate restrictive legend.

                    Standstill. Until December 30, 1999, neither Concurrent nor any of its controlled affiliates may, directly or indirectly, seek (i) to acquire or affect control of CyberGuard; (ii) to propose or support any merger, business combination, change of control of CyberGuard or its subsidiaries; (iii) to gain additional representation on the CyberGuard Board, remove directors from the CyberGuard Board or change the size or composi-tion of the CyberGuard Board; (iv) to propose any securi-ty holder proposal without the approval of the Cyberguard Board; (v) deposit any securities of CyberGuard in a voting trust or similar arrangement; (vi) disclose or take any action that would require disclosure of any intent, purpose, plan, arrangement or proposal inconsis-tent with the foregoing, (vii) make any request to amend or waive any portion of the standstill provision in the Share Holding Agreement; which request would require public disclosure under applicable law, rule or regula-tion; (viii) take any action challenging the validity or enforceability of the foregoing; (ix) or assist, advise, encourage or negotiate with any person with respect to, or seek to do, any of the foregoing.

                    Registration. The Share Holding Agreement requires CyberGuard to register the shares of its common stock received by Concurrent in connection with the Transaction on Form S-3 (to be maintained effective for three years plus the amount of time during such period that certain restrictions on the sale of the Acquired CyberGuard Shares, as described below, shall have been in effect) and to list such shares for trading on the Nasdaq National Market System. For certain periods when CyberGuard is "in registration" with respect to a public offering of its shares and following consummation of such offering, assuming Concurrent holds certain threshold numbers of shares, Concurrent is subject to certain provisions restricting sales of the securities of CyberGuard. The Share Holding Agreement provides Concur-rent certain indemnification rights for losses incurred in connection with the registration of securities, in-cluding for liabilities arising under the Securities Act.

                    Termination. The Share Holding Agreement will automatically terminate upon the last to occur of all of the following (i) any standstill period has expired and
          (ii) each of CyberGuard and Concurrent own less than 5% of the common stock of the other.

                    Except as provided in the Purchase and Sale
          Agreement or the Share Holding Agreement or as set forth herein, neither Concurrent nor, to the best of Concurrent's knowledge, any of the individuals named in Annex A hereto, has any contracts, arrangements, under-standings or relationships (legal or otherwise), with any person with respect to any securities of CyberGuard, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withhold-ing of proxies.


          Item 7.  Material to be Filed as Exhibits.

          Exhibit I-- Purchase and Sale Agreement, dated as of March 26, 1996 as amended and restated as of May 23, 1996, between Concurrent Computer Corporation and CyberGuard Computer Corporation.

          Exhibit II-- Share Holding Agreement, dated as of June 27, 1996, between Concurrent
                              Computer Corporation and CyberGuard
                              Corporation.

          SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: July 8, 1996

                              Concurrent Computer Corporation

                             By: /s/Karen G. Fink
                                 Karen G. Fink
                                 Vice President, Secretary and
                                   General Counsel


          ANNEX A

            DIRECTORS AND EXECUTIVE OFFICERS
          OF CONCURRENT COMPUTER CORPORATION

                    The name, business address, present principal occupation or employment, and the name, principal busi-ness and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Concurrent Computer Corporation is set forth below. If no business address is given, the director's or officer's address is Concur-rent Computer Corporation, 2101 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Each occupation set forth opposite an executive officer's name refers to employment with Concurrent.

          Name                     Present Principal Occupation
          Directors                or Employment and Address

          Michael A. Brunner       Director
                                   Concurrent Computer Corporation

          C. Forbes Dewey, Jr.     Professor of Mechanical Engi
                                   neering, Massachusetts Institute
                                   of Technology
                                   77 Massachusetts Ave.
                                   Room 3-254
                                   Cambridge, MA 02139

          Morton E. Handel         President
                                   S & H Consulting Co.
                                   693 Bloomfield Ave.
                                   Bloomfield, CT 06002

          C. Shelton James         President
                                   Fundamental Management Corp.
                                   400 Hollywood Blvd. Suite 610N
                                   Hollywood, FL 33021

          Michael F. Maguire       President
                                   Maguire Investment Management,
                                   Inc.
                                   Indian Harbor Beach
                                   18 Marina Isles Blvd., #304
                                   Indian Harbor Beach, FL 32937

          Richard P. Rifenburgh    Chairman of the Board
                                   Moval Management Corporation
                                   2637 E. Atlantic Blvd.
                                   Suite 133
                                   Pompano Beach, FL 33062

          E. Courtney Siegel       President and Chief
                                   Executive Officer
                                   Concurrent Computer Corporation

          Robert R. Sparacino      President
                                   Sparacino Associates, Inc.
                                   175 Blackberry Drive
                                   Stamford, CT 06903

          John T. Stihl            Chairman of the Board
                                   Concurrent Computer Corporation

          Executive Officers

          George E. Chapman        Vice President,
                                   International Sales

          Robert F. Chism          Vice President,
                                   Development

          Daniel S. Dunleavy       Vice President and Chief
                                   Financial Officer

          Karen G. Fink            Vice President, General Counsel
                                   and Secretary

          Fred R. Lee              Vice President,
                                   Manufacturing and Logistics

          Robert T. Menzel         Vice President,
                                   North American Sales

          Michael N. Smith         Vice President,
                                   Marketing


          ANNEX B

          CYBERGUARD COMMON STOCK BENEFICIALLY
          OWNED BY INDIVIDUALS LISTED ON ANNEX A

                                   CYBERGUARD
                                   COMMON STOCK
                                   BENEFICIALLY
          NAME                     OWNED               PERCENTAGE

          Daniel S. Dunleavy(a)    122,625             1.84%

          C. Shelton James(b)      276,000             4.13

          Michael F. Maguire(c)    21,000              .31

          Robert T. Menzel(d)      90,843              1.36

          E. Courtney Siegel(e)    164,789             2.47

          Michael N. Smith(f)      75,950              1.14

          Robert E. Chism(g)       75,658              1.13

          (a) Includes (i) 13,920 shares over which Mr. Dunleavy has sole voting and dispositive power; (ii) options to purchase 93,000 shares that are currently exer-cisable; (iii) pursuant to a non-competition agree-ment between Mr. Dunleavy and CyberGuard, a grant of 13,800 restricted shares, on which shares the re-strictions shall lapse within sixty (60) days from the date of this Schedule 13D; and (iv) 1,905 shares allocated pursuant to the CyberGuard Employee Sav-ings Plan, over which Mr. Dunleavy has no voting or dispositive power.

          (b) Includes (i) options to purchase 21,000 shares that are currently exercisable and (ii) 255,000 shares owned by Active Investors, L.P., a Florida limited partnership ("Active Investors"), over which shares Mr. James may be deemed to have shared voting and dispositive power by virtue of his position as President, Director and 14% shareholder of Fundamen-tal Management Corporation, a Florida corporation ("Fundamental Management"), the general partner of Active Investors, L.P. Fundamental Management solely controls the voting and dispositive power over the securities owned by Active Investors. The principal business of Active Investors is the taking of significant equity positions in public corpora-tions and working with the management of those corporations to increase shareholder value. The principal business address and the address of the principal office of Active Investors is 4000 Holly-wood Boulevard, Suite 610 North, Hollywood, Florida 33021. The principal business of Fundamental Man-agement is the management of investment partner-ships. The principal business address and the ad-dress of the principal office of Fundamental Manage-ment is 4000 Hollywood Boulevard, Suite 610 North, Hollywood, Florida 33021.

                    All investment and voting decisions of Funda-
               mental Management are made by its investment commit-tee which is comprised of the following individuals:

                    Carl N. Singer, Chairman
                    Fundamental Management Corporation

                    C. Shelton James, President
                    Fundamental Management Corporation

                    C. Rodney O'Connor, Chairman
                    Cameron Associates, Inc.
                    424 Madison Avenue
                    5th Floor
                    New York, New York 10017-1106
                    Mr. O'Connor is a private investor and Chairman of Cameron Associates, Inc., an investment firm.

                    William M. Kearns, President
                    William M. Kearns & Co., Inc.
                    310 South Street
                    Morristown, New Jersey 07690
                    Mr. Kearns is a private investor and President of William M. Kearns & Co.

               During the last five years, to the best of Concurrent's knowledge, none of Active Investors, Fundamental Management, or any of the aforementioned individual members of the investment committee of Fundamental Management have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) Includes options to purchase 21,000 shares that are currently exercisable.

          (d) Includes (i) options to purchase 90,000 shares that are currently exercisable and (ii) 843 shares allo-cated pursuant to the CyberGuard Employee Savings Plan, over which Mr. Menzel has no voting or dispos-itive power.

          (e) Includes (i) 42,600 shares over which Mr. Siegel has sole voting and dispositive power; (ii) options to purchase 39,999 shares that are currently exercis-able; (iii) pursuant to a non-competition agreement between Mr. Siegel and CyberGuard, a grant of 78,000 restricted shares, on which shares the restrictions shall lapse within sixty (60) days from the date of this Schedule 13D; and (iv) 4,190 shares allocated pursuant to the CyberGuard Employee Savings Plan, over which Mr. Siegel has no voting or dispositive power. In addition to the 164,789 shares listed in the table, Mr. Siegel also has options to purchase 137,000 shares, the vesting of which would have accelerated upon the Closing but as to which Mr. Siegel agreed to delay acceleration.

          (f) Includes (i) options to purchase 75,000 shares that are currently exercisable and (ii) 950 shares allo-cated pursuant to the CyberGuard Employee Savings Plan, over which shares Mr. Smith has no voting or dispositive power.

          (g) Includes (i) options to purchase 75,000 shares that are currently exercisable and (ii) 658 shares allo-cated pursuant to the CyberGuard Employee Savings Plan, over which shares Mr. Chism has no voting or dispositive power.

               On May 28, 1996 and June 24, 1996, pursuant to the CyberGuard Employee Savings Plan, CyberGuard allocated 3,116 shares and 2,264 shares, respectively, to all of the employees of CyberGuard, including Daniel S. Dunleavy, Robert T. Menzel, E. Courtney Siegel, Michael
          N. Smith and Robert E. Chism. The prices per share of CyberGuard Common Stock at which the allocations were made on May 28, 1996 and June 24, 1996 were $18.25 and $16.25, respectively.